Mail Stop 4561

      					December 13, 2005


Ralph M. Davisson, Esq.
Vice President and General Counsel
Potlatch Corporation
601 West Riverside Avenue, Suite 1100
Spokane, Washington  99201

Re:	Potlatch Holdings, Inc.
	Amendment No. 2 to Registration Statement on Form S-4
      Filed December 2, 2005
      File No. 333-128403

Dear Mr. Davisson:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. We have reviewed your screen shots from the online voting website.
The fourth screen shot automatically selects "for" when the investor fails to indicate its vote. While we do not object to a screen prompting the stockholder to make a selection, it is not appropriate to pre-select a vote in favor of the transaction and require the stockholder to change its preference if it wishes to vote against the proposal or abstain. The online voting procedures should be substantially the same as the written proxy card. Please revise the fourth screen to eliminate the default preference.

2. We note your response to comment no. 2 and the materials provided to the staff, in particular pages 30-32 of the materials, which appear to provide a significant range for the TRS equity value.
We
continue to note your disclosure on page 3 that you believe that the value of the securities of Potlatch TRS will be determined to be substantially less than 20% of the value of the REIT`s total assets.
Please tell us the TRS equity value as determined by the board and provide detailed support for this value. If a final TRS equity value has not yet been determined, please tell us the TRS equity value used by the board to determine whether the 20% test would be satisfied and provide detailed support for this value. Also, please tell us whether the value of the REIT assets reflects the REIT`s liability on debt that will be transferred to the TRS. If not, please explain why you believe it is appropriate to omit those liabilities from your valuation of the REIT.

Questions and Answers about the REIT Conversion, page 1

What is a taxable REIT subsidiary? - page 2

3. We note your response to comment no. 3 that the REIT conversion will already have been approved by the board of directors and the REIT structuring transactions will already have been implemented before the special stockholders` meeting. Please expand your disclosure on page 1 to clarify this information.

Risk Factors

The extent of our proposed use of Potlatch TRS may affect the price
of our common stock relative to the share price of other REITs, page
25

4. We note your response to comment no. 6 and the revised disclosure on page 25. We continue to believe that you should clarify, if true, that the market may place less value on your stock as a result of your structure, and we reissue that portion of the comment.

Background of REIT conversion and the Merger, page 38

5. We note your response to comment no. 7 and the disclosure on page
38 that Potlatch engaged "advisors, including Goldman, Sachs &
Co."
Please revise to include all the advisors that assisted Potlatch regarding the possible conversion to a REIT or clarify that Goldman,
Sachs was the only advisor engaged by Potlatch.

6. The copy of Goldman Sachs` May 2, 2005 presentation materials that you provided to us appears to be incomplete. Please provide all of the May 2 materials.

7. Please expand your disclosure to describe the Goldman Sachs` analysis of the REIT conversion in more detail. While we note that the Potlatch stockholders are not voting directly on the REIT conversion, the presentations nevertheless appear to be materially related to the board`s decision to recommend the merger transaction.

8. Please include a reference to the Goldman Sachs presentation at the September 16, 2005 board meeting.

Our Reasons for the REIT Conversion and the Merger, page 40

9. We note that the September 16, 2005 presentation by Goldman
Sachs
to the Potlatch board included a number of benefits and considerations associated with the REIT conversion. Please expand the disclosure to include all of these benefits and considerations, or tell us why you have omitted them since it appears that the board considered these factors.

REIT Restructuring Transactions; Formation of the Taxable REIT
Subsidiary, page 46

10. We note your response to comment no. 9 and the revised disclosure. We continue to believe that you should disclose the percentage of total gross income for the fiscal year ended December
31, 2004 and your most recent interim period represented by the Wood
Products segment, Pulp and Paperboard segment and Consumer Products segment and include discussion regarding how you will meet the 75% income test for REIT qualification considering that a substantial portion of your revenues are derived from assets that will be transferred to the TRS. As a result, we reissue the comment. If you would not meet the 75% income test for the fiscal year ended December
31, 2004, please so state.

Legal Proceedings, page 60

11. We note your disclosure on page 60 that you have "no reason to believe that the claims are meritorious." This statement is a legal conclusion that the company is unqualified to make. Please revise your disclosure to omit this statement or identify counsel that has made this determination and provide a consent from counsel. In addition, please clarify the amount claimed by Ainsworth.

Pro Forma Financial Information, page 64

12. Please revise your pro forma consolidated statements of operations and all statements of operations in future filings to label "earnings" as "income" or "loss" as applicable. Refer to Rule
5-03 of Regulation S-X.

Liquidity and Capital Resources, page 93

13. We note your disclosure on page 96 that you expect to enter into an amended and restated credit facility. We further note your disclosure on page 50 that the outstanding indebtedness will be assumed by your TRS. Please clarify whether you or your TRS will enter into this facility and whether this will impact your ability to draw down funds under the revolving line of credit.

Taxation of the Special E&P Distribution, page 109

14. We note your response to comment no. 13 that your understanding is that the filing of an IRS letter ruling is not required where the tax matters and consequences are covered by a legal opinion. We further note that your disclosure on page 110 that you have received a ruling from the IRS that any and all of the cash and stock distributed in the special E&P distribution will be treated as a taxable dividend. It does not appear that the legal opinion from counsel specifically covers the tax treatment of the cash and stock distributed in the special E&P distribution. Please advise.

Part II

Item 22.  Undertakings, page II-5

15. Please revise to include the undertaking required by Item
512(a)(6) or tell us why you believe it is not applicable.

Exhibit 5 - Legal Opinion

16. We note the statement in the second paragraph of the opinion that the shares will be validly issued, fully paid and nonassessable "when the Board of Directors of the Company or a duly authorized committee of such Board...has taken all necessary corporate action to approve the issuance of the Shares and related matters and when the Shares have been issued by the Company in accordance with such Board action and either in accordance with the Merger Agreement or in payment of the special E&P distribution." This statement is not appropriate because it effectively assumes a legal matter that is critical to the opinion. Please provide a revised opinion that omits this language.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at
202-551-3785 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Blair W. White, Esq. (via facsimile)
	Pillsbury Winthrop Shaw Pittman LLP

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Ralph M. Davisson, Esq.
Potlatch Holdings, Inc.
December 13, 2005
Page 5